This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, December 19, 2019 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a Q4 operations update. All dollar values are expressed in US dollars unless otherwise stated.
UPDATES

•	Production averaged ~15.3 MBoepd in Q4 2019 to date (October ~15.2 MBoepd, November ~15.4 MBoepd and December to date ~15.0 MBoepd) versus 15.9 MBoepd in Q3 2019;

•	Production facilities have been installed at South Ghazalat-6X, with the discovery well scheduled to be unloaded and commence production at a target rate of ~1000 Bopd on December 22, 2019

•	SHAMS-2 rig has been contracted in Egypt to drill HW-2A (Eastern Desert appraisal well to HW-2X) followed by SGZ-6A (Western Desert appraisal well to SGZ-6X), with HW-2A spud before year-end 2019;

•	Stimulated, equipped, and put on production four Cardium oil wells (2019 program) in the Harmattan area, Canada, during October and November;

•	Proceeds of ~$22 million received in December for a 451 MBbls cargo lifted in early November 2019;

•	Negotiations continue with the Egyptian government to amend, extend and consolidate the Company’s Eastern Desert concession agreements;
PRODUCTION
Production Summary (WI before royalties and taxes):

(Boepd)	Q3 2019	Oct 2019	Nov 2019	Dec 2019 (to Dec 14th)	YTD Average
Egypt	13,750	13,166	12,918	12,299	13,772
Canada	2,193	2,028	2,498	2,661	2,279
Total	15,943	15,194	15,416	14,960	16,051

Production remains consistent with the upper end of production guidance for fiscal 2019 of 15.5 to 16.0 MBoepd. During the quarter, production decreased marginally due to natural declines in Egypt, partially offset by the commencement of production from the four 2019 Cardium drilling program wells in Canada.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

Western Desert – South Ghazalat (100% WI)
Production facilities have been installed at South Ghazalat, and oil transportation agreements put in place with neighboring joint venture companies to truck the ~34 API oil to a nearby facility (~15 km), which is pipeline connected to the El Hamra Terminal located on the Mediterranean coast. As previously announced, SGZ-6X has been equipped for production from the Upper Bahariya formation only to allow reservoir evaluation, and the well is scheduled to be unloaded with coiled tubing and commence production on December 22, 2019 at an initial expected rate of ~1000 Bopd.

To optimize the rig move of the SHAMS-2 rig from the Eastern Desert, the appraisal well, SGZ-6A, will now spud in late January 2020, after drilling HW-2A (see below). If successful, SGZ-6A will also be tied into the new production facilities and produced from the Lower Bahariya formation at an expected initial production rate similar to SGZ-6X to assess reservoir performance.

Eastern Desert (100% WI)

With sustained production performance from the successful HW-2X exploration well in West Bakr, the tubing size was increased to 4½” during October, and at the present time the well is continuing to produce in excess of a field estimated 700 Bopd. To take further advantage of this, an appraisal well, HW-2A, targeting the same Yusr formation has been accelerated into December 2019, with spud using the SHAMS-2 rig anticipated before year end.

Stimulation of NWG 38 D-1 has been scheduled for late December 2019 pending availability of stimulation services.

Constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements have continued through the period. While alignment has been reached on the major components of a revised concession agreement that would incentivize the Company to significantly ramp up investment targeting increased production and reserves in these mature fields, EGPC internal processes to validate and approve any revised agreement are complex and time consuming. Considering also that the subsequent parliamentary ratification process is expected to take 4-6 months, the Company cautions that any material investments – and cash flows - generated by the anticipated successful conclusion of negotiations leading to a revised agreement are unlikely to be recognized in the first half of 2020.

Canada
The three 1-mile and one 2-mile (outpost) wells comprising the Company’s 2019 Cardium drilling program have now been stimulated, equipped for production and successfully put on stream. Early production performance conforms to expectations. Additional information on individual well performance will be provided when sufficient stabilized production history has been obtained early in 2020.

Corporate
The Company has ended its joint broker relationship with GMP FirstEnergy post acquisition by Stifel Nicolaus. Canaccord Genuity continues as the Company’s NOMAD and Broker.
About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; The Company’s plans to amend, extend, and consolidate its Eastern Desert Concessions; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba. He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels
WI    working interest

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	011 44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	011 44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan